SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F     X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                 No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                 No     X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated June 13, 2008, entitled “Spreadtrum Hosts 2008 Technology Forum on June 17-18 – ‘Collaboration Creates Value’.”

Exhibit 99.2:	Press release, dated June 16, 2008, entitled “Spreadtrum Communications to Host Analyst Day in Shanghai on June 18, 2008.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: June 30, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated June 13, 2008, entitled “Spreadtrum Hosts 2008 Technology Forum on June 17-18 – ‘Collaboration Creates Value’.”

Exhibit 99.2:	Press release, dated June 16, 2008, entitled “Spreadtrum Communications to Host Analyst Day in Shanghai on June 18, 2008.”

Exhibit 99.1

Spreadtrum Hosts 2008 Technology Forum on June 17-18

—— “Collaboration Creates Value”

Shanghai, China, June 13, 2008, - Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced that it will host its 2008 Spreadtrum Technology Forum on June 17 and 18 (Beijing Time) at the Riverfront Business Hotel in Shanghai, China, with a theme of the “Collaboration Creates Value”. This forum is Spreadtrum’s second organized event for the wireless IC and communications industry following the successful inaugural Spreadtrum Technology Forum in August in 2007. Adhering to the basic ideas of cooperation and innovation, as embodied in this year’s theme, it is the goal of the 2008 Spreadtrum Technology Forum to be a valuable event providing details on potential technology and market opportunities, while allowing every attendee to network and explore new business opportunities with other industry partners. With over half of the world’s handsets now being produced out of China, Spreadtrum hopes that this forum may contribute to the development of China’s technology innovation efforts and enhancement of the global industrial supply chain.

With the theme of “Collaboration Creates Value”, the 2008 Spreadtrum Technology Forum plans to not only showcase its latest technology achievements and discuss its technology development plans for the Olympic year 2008 at the forum, such as Spreadtrum’s 2.8M HSDPA solution for mobile handsets and Mobile TV devices, but also discuss its vision of wireless communications and multimedia solutions entering 2009 and beyond. There will be two panels at the Forum. In the high level roundtable discussion “TD-SCDMA: Drawing Sword” session, Spreadtrum and its honored guests will discuss plans on how to catch market opportunities offered by this new technology and when the commercial deployment of TD-SCDMA technology should begin to ramp. In the VIP conversation “How to find China’s mobile way out” session, Spreadtrum and its partners will look at the future of China’s mobile industry and discuss how to drive China’s mobile industry through close cooperation among all the sections in the industry value chain. These two panels provide a unique opportunity given so many CEOs of design houses and local brand handset manufacturers to talk together and share their insights on the China mobile industry. In addition, the Forum will provide all the attendants with opportunities to communicate face-to-face with Spreadtrum personnel and its partners as well, exchange ideas with technical experts in the industry for future critical technologies and market trends in various Technology Workshop Sessions. These workshop sessions feature topics including: Mobile TV, RF technology, software platform, and product differentiation. At the same time, the forum will set up a “special experience center for Olympics and TD-SCDMA”, where attendees can see demonstrations of new products from

Spreadtrum’s customers and new applications developed by Spreadtrum’s partners, based on Spreadtrum’s TD-SCDMA baseband chipsets, including: Video Phone, Streaming Mobile-TV, fixed-mobile convergence (FMC) solution. In addition, some live test activities will also be organized, such as a live demo of CMMB broadcast on handset. Through these special interactions, visitors should leave the Forum with a better understanding of how technology innovation by Spreadtrum and its various industry partners can offer a richer communications experience for people’s lives.

So far, expected attendees for the 2008 Spreadtrum Technology Forum include officials and experts from the State Administration of Radio Film and Television Radio Film and Television (SARFT), China Mobile Group, the TD-SCDMA Industry Alliance (TDIA) and TD-SCDMA Technology Forum. In addition, high-level managers and experts from various Spreadtrum clients and partners, including ADI, Amoi, ARM, ASE, ASUS, BIRD, Borqs, BOSCH, BYD, CEVA, Datang, EPSON, EYANG, Fairchild, Foxconn, Gionee, Ginwave, GaoTong, Haier, HanteL, Hisense, HITACHI, HP, Inventec Appliances Corp, Lenovo, Longcheer, LT Mobile Communications, New Postcom, Panda, RFMD, Samsung, SIM Technology, SiRF, SPIL, Spreadtone, Sun Microsystems, TCL, Techfaith, TopWise, Toshiba, TSMC, VTION, WingTech, XunRui, Yulong, ZTE and more than 200 local and international companies will attend the forum. At the same time, some mainstream media sources, such as DIGITIMES, xinhuanet.com, sina.com, ccidnet.com, Electronics News Communications Weekly and CEO & CIO China, will cover the Forum and provide live broadcast and reports from the event. We believe that with the support of all of its friends, the 2008 Spreadtrum Technology Forum will be a grand event for China’s information industry. As a China-based company, Spreadtrum views technology innovation and industry advancement as its personal and vital responsibility, and hopes to grow with its partners and clients together to face the challenges from future development and explore new opportunities of both domestic and international markets.

If you want to sign up for the forum, please visit www.spreadtrum.com.

About Spreadtrum Technology Forum

Spreadtrum Technology Forum—STF is an annual technology forum hosted by Spreadtrum Communications and targeted at the converging communications industry. In 2007, the first Spreadtrum Technology Forum was successfully held, promoting the theme of “Innovation Changes the Future”, with live broadcasts by several media sources such as Sina.com and Xinhua News Agency. Please visit www.spreadtrum.com to learn more.

About Spreadtrum:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please check www.spreadtrum.com

Media Contact: William Shi

Email: news@spreadtrum.com

Tel: +86-10-6270-2988

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, the contribution the technology forum may have with respect to China’s technology innovation efforts and the enhancement of the global industrial supply chain, and Spreadtrum’s hope with respect to growth with its partners and clients. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, Spreadtrum’s expectations with respect to this technology forum, continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile handsets, and the state of and any change in Spreadtrum’s relationships with its major partners and customers. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Exhibit 99.2

Spreadtrum Communications to Host Analyst Day in Shanghai on June 18, 2008

Shanghai, China, June 16, 2008 – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced that it will hold its first Analyst Day on Wednesday, June 18 at the Zhang Jiang Howard Johnson Hotel in Shanghai. This meeting is being held separately, but in conjuncture with the 2008 Spreadtrum Technology Forum (STF).

Presentations by members of Spreadtrum’s executive team will begin at 8:30 a.m. (Shanghai time) and conclude at approximately 12:00 noon, with lunch and technology demonstrations to follow. During the course of Spreadtrum’s Analyst Day, Spreadtrum expects to discuss trends within the wireless handset and other markets in which Spreadtrum participates, provide more detail on previously announced products and their roadmap, and address longer term financial prospects.

Due to logistics, no webcast of the meeting will be provided, but the meeting is open to investors and investment professionals. Any interested parties should RSVP to ir@spreadtrum.com. Spreadtrum will post an audio recording of the presentation on its web site afterwards (www.spreadtrum.com).

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com